2023 Second Quarter
Shareholder Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0 PREFACE

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

This MD&A comments on our operations, financial performance, and financial condition as at and for the three and six months ended July 2, 2023. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s unaudited condensed interim consolidated financial statements as at and for the three and six months ended July 2, 2023, and the related notes, and with our MD&A for the year ended January 1, 2023 (2022 Annual MD&A).

In preparing this MD&A, we have taken into account all information available to us up to August 2, 2023, the date of this MD&A. The unaudited condensed interim consolidated financial statements as at and for the three and six months ended July 2, 2023 and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on August 2, 2023.

The unaudited condensed interim consolidated financial statements as at and for the three and six months ended July 2, 2023 have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). All financial information contained in this MD&A is consistent with International Financial Reporting Standards (IFRS), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A.

Additional information about Gildan, including our 2022 Annual Information Form, is available on our website at www.gildancorp.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, including statements related to the Gildan's Sustainable Growth (GSG) strategy and Next Generation ESG strategy and ESG targets as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our business”, “Strategy”, "Operating results", “Liquidity and capital resources - Long-term debt and net debt”, “Financial risk management”, and “Risk and uncertainties” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of this MD&A and of the 2022 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document and the 2022 Annual MD&A.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•changes in general economic and financial conditions globally or in one or more of the markets we serve, including those resulting from the impact of the COVID-19 pandemic and the appearance of COVID variants;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
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MANAGEMENT'S DISCUSSION AND ANALYSIS
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals from current levels;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties, including the implementation of a global minimum tax rate;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•changes in third-party licensing arrangements and licensed brands;
•our ability to protect our intellectual property rights;
•operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable
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MANAGEMENT'S DISCUSSION AND ANALYSIS
legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0 OUR BUSINESS

3.1 Overview

Gildan is a leading vertically integrated manufacturer of everyday basic apparel, including activewear, underwear, and hosiery products. Our products are sold to wholesale distributors, screenprinters and embellishers in North America, Europe, Asia-Pacific, and Latin America, as well as to retailers in North America, including mass merchants, department stores, national chains, specialty retailers, craft stores and online retailers. We also manufacture products for global lifestyle brand companies who market these products under their own brands through their own retail establishments, e-commerce platforms, and/or to third-party retailers.

Manufacturing and operating as a socially responsible producer is at the heart of what we do. The vast majority of our sales are derived from products we manufacture ourselves. Since the Company’s formation, we have made significant capital investments in developing and operating our own large-scale, vertically integrated manufacturing facilities, including yarn production, textile and sock manufacturing, as well as sewing operations, controlling all aspects of the production process from start to finish for the garments we produce.

We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities, the level of vertical integration of our supply chain and the capital investments that we have made over the years differentiate us from our competition who are not as vertically integrated and may rely more heavily on third-party suppliers. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production/delivery cycle times. In addition, running our own operations allows us to achieve adherence to high standards for environmental and social responsibility practices employed throughout our supply chain.

3.2 Our Operations

3.2.1 Brands, Products and Customers

The products we manufacture and sell are marketed under Company brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, GoldToe® and Peds®. Further, we manufacture for and supply products to select leading global athletic and lifestyle brands, as well as to certain retail customers who market these products under their own exclusive brands. We also sell sock products under the Under Armour® brand through a sock licensing agreement, for exclusive distribution in the United States and Canada.

Our primary product categories include activewear tops and bottoms (activewear), socks (hosiery), and underwear tops and bottoms (underwear). In fiscal 2022, activewear sales accounted for 85% of total net sales, and hosiery and underwear sales accounted for 15% of total net sales.

We sell our activewear products primarily in “blank” or undecorated form, without imprints or embellishment. The majority of our activewear sales are currently derived from activewear sold to wholesale distributors in the imprintables channels in North America and internationally. These wholesale distributors then sell the blank garments to screenprinters/embellishers who decorate the products with designs and logos, and who in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group, and team identity. We also sell activewear products in blank form directly to various retailers, or through national accounts servicing retailers, in addition to underwear and socks for men, ladies, and kids. These retailers include mass merchants, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, dollar stores, and price clubs, all of which sell to consumers through their brick and mortar outlets and/or their e-commerce platforms. Additionally, we sell to pure-play online retailers who sell to consumers. We also manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel through their own retail establishments, e-commerce platforms, and/or through third-party retailers.
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MANAGEMENT'S DISCUSSION AND ANALYSIS
The following table summarizes our product offering under Company and licensed brands:

Primary product categories	Product-line details	Brands

Activewear	T-shirts, fleece tops and bottoms, and sport shirts	Gildan®, Gildan Performance®, Gildan® Hammer™, Comfort Colors®, American Apparel®
Hosiery	athletic, dress, casual and workwear socks, liner socks, and socks for therapeutic purposes(1)	Gildan®, Under Armour®(2), GoldToe®, PowerSox®, Signature Gold by GoldToe®, Peds®, MediPeds®, All Pro®, American Apparel®
Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Gildan Platinum®
(1) Applicable only to MediPeds®.
(2) Under license agreement for socks only - with exclusive distribution rights in the U.S. and Canada. License expires on March 31, 2024.

3.2.2 Manufacturing

The vast majority of our products are manufactured in facilities that we own and operate. To a much lesser extent, we also use third-party contractors to supplement certain product requirements. Our vertically integrated operations range from start to finish of the garment production process and include capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean, and Bangladesh. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Honduras in Central America.

In order to support further sales growth, continue to drive an efficient and competitive cost structure, and enhance geographic diversification in our supply chain, we are expanding manufacturing capacity with a significant expansion in Bangladesh that involves the development of a large multi-plant manufacturing complex expected to house two large textile facilities and related sewing operations. Construction of the first facility of the complex is in its final stages; including installation of the production equipment. Progressive ramp-up of operations is underway and will continue through the remainder of 2023 and in 2024.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
The following table provides a summary of our primary manufacturing operations by geographic area:

	United States	Central America	Caribbean	Asia
Yarn-spinning facilities(1): conversion of cotton, polyester and other fibers into yarn	■ Salisbury, NC (2 facilities) ■ Mocksville, NC ■ Eden, NC ■ Clarkton, NC ■ Sanford, NC (2 facilities) ■ Mayodan, NC
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities)	■ Dominican Republic	■ Bangladesh
Sewing facilities(2): assembly and sewing of cut goods		■ Honduras (3 facilities) ■ Nicaragua (4 facilities)	■ Dominican Republic (3 facilities)	■ Bangladesh (2 facilities)
Garment-dyeing(3): pigment dyeing or reactive dyeing process		■ Honduras
Hosiery manufacturing facilities: conversion of yarn into finished socks		■ Honduras
(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in Asia for our Bangladesh operations, to satisfy the remainder of our yarn needs.
(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, in other regions in Central America and Haiti, to satisfy the remainder of our sewing requirements. San Miguel facility included here under Honduras will be closed during the third quarter of 2023.
(3) Garment dyeing is a feature of our Comfort Colors® products only, which involves a different dyeing process than how we typically dye the majority of our products at our textile facilities. Our garment dyeing operations are located in our Rio Nance 3 facility in Honduras.

3.2.3 Environmental, Social and Governance (ESG) Program

ESG is core to Gildan’s long-term business strategy and has long-been a key element of our success. As one of the most vertically integrated manufacturers in the apparel industry, producing the vast majority of the products we sell in our owned and/or Company-operated facilities, we have the advantage of exercising direct control on how we operate and in driving our ESG practices consistently across our operations.

The Company's ESG program is overseen centrally and the execution of the program is managed by dedicated teams of skilled professionals located in the regions where we operate. Our Board of Directors’ Corporate Governance and Social Responsibility Committee, composed of independent directors, has the specific responsibility of overseeing Gildan’s policies and practices in areas relevant to the environment, labour and human rights, health and safety, and other sustainability issues, including community engagement and stakeholder relations.

Building on a strong foundation of best-in-class ESG practices, the Company is executing on its “Next Generation ESG” strategy, an enhanced framework designed to deliver meaningful advancements by 2030 in key areas related to Climate, Energy, and Water; Circularity; Human Capital Management; Long-Term Value Creation; and Transparency and Disclosure. Under this strategy, Gildan seeks to address global environmental and social priorities and increase the sustainability of products delivered to customers worldwide.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
The Company's targets and objectives in the five key focus areas of its Next Generation ESG strategy are as follows:

•Climate, Energy, and Water
Gildan understands the importance of climate change, and over the last year, has been implementing its new climate strategy across the organization, with a goal of reducing its absolute Scope 1 and 2 greenhouse gas (GHG) emissions by 30% by 20301 and absolute Scope 3 GHG emissions by 13.5% by 20302. SBTi has validated that the corporate greenhouse gas emissions reduction targets submitted by Gildan are in conformance with the SBTi Criteria and Recommendations (version 4.2). The SBTi’s target validation team has classified Gildan’s Scope 1 and 2 target and has determined that it is in line with a well-below 2ºC trajectory. Gildan is also committed to addressing water related risks linked to climate change. The Company plans to further invest in water efficiency and implement additional water reducing, reusing, and recycling options in its operations with the goal to reduce water intensity (usage/withdrawal per kilogram produced) by 20% by 20303.

•Circularity
Gildan is committed to fostering a circular economy to reduce its environmental impact and intends to source more sustainable and transparent raw materials and enhance sustainable waste management initiatives. This will include sourcing 100% sustainable cotton4 by 2025 and 30% recycled polyester or alternative fibers and/or yarns by 2027. The Company also plans to achieve zero manufacturing waste sent to landfill by 2027 and to use 75% recycled or sustainable packaging and trim materials5 by 2027.

•Human Capital Management
The Company will continue ensuring human rights are respected in its supply chain. Gildan will also push health and safety performance to new standards by working to improve employee safety and reducing workplace risks across its operations. To achieve this, Gildan plans to attain the ISO 45001 certification at all its Company-owned and operated facilities by 2028.

On diversity, equity, and inclusion, the Company set a first-time goal to improve gender parity. While Gildan has already attained gender parity globally at the manager level and below, by 2027 it is targeting to achieve gender parity within the employee group encompassing director level and above.

•Long-Term Value Creation
Gildan is committed to positively impacting economic development in regions where the Company operates with meaningful community engagement. Gildan intends to incrementally increase allocation of capital towards purposeful and value-driven projects in regions where the Company operates and plans to gradually reach a contribution of 1% of its pre-tax earnings by 2026. In parallel, the Company will also engage one of its most important stakeholders, its people, and continue to facilitate and encourage employee volunteerism at all levels to further deepen local impact.

•Transparency and Disclosure
A key part of Gildan’s accountability in reaching these targets will be to transparently share the journey with stakeholders. To that effect, Gildan plans to further enhance and strengthen its ESG disclosure across all its areas of focus, effectively allowing stakeholders to make more informed ESG-focused decisions and maintaining a high degree of trust and understanding of Gildan.

Please visit www.GildanRespects.com for more information on our ESG program and a more detailed discussion of our accomplishments in ESG. Information on the Company's website does not form part of and is not incorporated by reference in this MD&A.

1 Compared to a 2018 base year. The target boundary includes land-related emissions and removals from bioenergy feedstocks.
2 Compared to a 2019 base year.
3 Compared to a 2018 base year.
4 Cotton sourced from third party verified programs that support environmental and/or social sustainability improvements and/or outcomes. Third party verified programs include verified U.S.-grown cotton (U.S. Cotton Trust Protocol), Better Cotton, organic cotton, recycled or regenerative cotton and fair-trade cotton.
5 Based on sustainable SKUs specific to apparel containing carton, polyester, paper, and poly-cotton trims and include 20% to 60% of recycled material and/or are certified by the Forest Stewardship Council or another relevant sustainability certification.
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MANAGEMENT'S DISCUSSION AND ANALYSIS
3.2.4 Sales, marketing and distribution

Our global sales and marketing office is located in Christ Church, Barbados, out of which we have established customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, production planning, inventory control and logistics, as well as finance, human resources and information technology functions. We also maintain sales support offices in the U.S. We have established extensive distribution operations primarily through internally managed and operated large distribution centres and some smaller facilities in the U.S., as well as a large distribution facility in Honduras. To supplement some of our distribution needs, we also use third-party warehouses in North America, Europe, and Asia.

3.2.5 Employees and corporate office

We currently employ over 45,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.3 Competitive environment

The basic apparel market for our products is highly competitive. Competition is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. We compete on these factors by leveraging our competitive strengths, including our strategically located and vertically integrated manufacturing supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. We believe our manufacturing skill set, together with our large-scale, low-cost vertically integrated supply chain infrastructure that we have developed by investing significantly over time are key competitive strengths and differentiators from our competition.

We face competition from large and smaller U.S.-based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American-based manufacturers are Hanesbrands Inc., as well as Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc. which competes through its own brand offerings and those of its subsidiary, Russell Corporation. These companies manufacture out of some of the same geographies as Gildan and compete primarily within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Renfro Corporation, Jockey International, Inc., and Kayser Roth Corporation. In addition, we compete with smaller U.S.-based companies selling to or operating as wholesale distributors of imprintables activewear products, including Next Level Apparel, Color Image Apparel, Inc. (owner of the Bella + Canvas brand), and Delta Apparel Inc., as well as Central American and Mexican manufacturers that supply products in the imprintables channel. Finally, although we also compete with some of our customers' own private brand offerings, we also supply products to certain customers that are seeking strategic suppliers with our type of manufacturing capabilities to support their private brand offerings.

4.0 STRATEGY

Building on a strong foundation, in 2022 the Company launched its “Gildan Sustainable Growth” (GSG) strategy focused on driving organic top and bottom-line growth through three key pillars – capacity expansion, innovation, and ESG. We believe that leveraging our competitive advantage as a low-cost, vertically integrated manufacturer and successfully executing on well-defined capacity expansion plans, delivering value-driven and innovative products, together with leading ESG practices, will position us well to drive strong revenue growth, profitability and effective asset utilization, all of which are expected to allow us to deliver long-term shareholder value creation.

The three pillars of our GSG strategy are:

Capacity-driven growth: Leveraging our strong competitive advantage as a low-cost vertically integrated manufacturer as we execute on well-defined plans to expand our global production capacity to support our long-term growth plans.

Through the acquisition of Frontier Yarns, we have strengthened our vertical integration by expanding our yarn-spinning capabilities. We are also in the process of consolidating and modernizing our overall U.S. yarn spinning operations. Additionally, the Company is executing on the first phase of development of a large vertically integrated textile and sewing complex in Bangladesh as described in more detail in subsection 3.2.2 entitled "Manufacturing" in this MD&A.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
Innovation: Driving leadership in innovation across the organization and all areas of operations aimed at delivering high-quality, value-driven products, increased speed-to-market, operational efficiencies and a reduced environmental footprint.

The Company has identified and defined specific key initiatives, as well as investments aimed at driving innovation in our product-development and manufacturing processes, distribution and final products, including fabric features, product fit, fabric adaptability to evolving printing and decorating techniques, and ESG-friendly product attributes. Further investments will also be allocated to leverage digital tools, predictive analytics and artificial intelligence to better inform and accelerate decision-making across the organization, streamline systems and processes, and enhance planning, forecasting and market research.

ESG: Further increasing our ESG focus across all operations and leveraging our strong ESG standing and progress to enhance our value proposition to all our stakeholders.

We are implementing our Next Generation ESG strategy and making progress towards our long-term ESG targets, heightening ESG efforts across the organization. Initiatives under our strategy are aimed at reducing our carbon footprint, and water intensity (usage/withdrawal per kilogram produced), and fostering a circular economy, while driving increased operational efficiencies. Additional initiatives build on supporting economic development in regions where we operate and ensuring strong respect of human rights and high health and safety standards throughout our supply chain. Further, we will be increasing investment in our people, driving diversity and inclusion across our operations and enhancing ESG disclosure and transparency. All important areas of focus as we build on what is already a strong ESG proposition for all stakeholders.

Successfully executing on all of the above initiatives underpinning the three pillars of our strategy is expected to position the Company to generate long-term revenue growth, sustained profitability and effective asset utilization, all of which are expected to deliver long-term value to our shareholders.

5.0 OPERATING RESULTS

Overview and business environment

In 2022, activewear sold to wholesale distributors, servicing the imprintables industry, benefited from the continued post-pandemic recovery and the comeback of large gatherings, while activewear sold through our National account customers, servicing retail end-markets, were hampered by a softening demand environment and ongoing inventory adjustments at retailers. The softening demand environment also negatively impacted POS trends in the North American imprintables channel in the latter half of 2022. Our international markets continued to be impacted by difficult economic conditions in Europe and Asia, and the strict Covid policy prevailing in China until late 2022. In the first half of 2023, we were encouraged by improving inventory levels at the retailers reflecting an improving demand environment for our products. We also saw year-over-year POS trends in the North American imprintable channel improve sequentially. This said, in the first half of 2023 our net sales were down year-over-year as we faced strong 2022 comparative periods which had benefited from distributor inventory replenishment following the pandemic and a tight manufacturing environment in 2021. In addition, the impact of peak raw material costs and unfavourable product mix impacted our margins. We continue to expect our revenues to grow in the second half of the year supported by the planned roll-out of incremental retail programs.

More broadly, we continue to execute on our GSG strategy. With ongoing capacity investments in both yarn-spinning and textile operations, we increased our manufacturing flexibility which has allowed us to rebuild our inventories to healthier levels and strengthen our relationships with distributors by improving serviceability. We are executing on our capital allocation strategy, investing in capital projects, and returning capital to shareholders through dividends and active share repurchases, while maintaining a healthy financial position. We believe we are well positioned to drive growth under the "Gildan Sustainable Growth" strategy, described in section 4 of this MD&A. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s unaudited condensed interim consolidated financial statements as at and for the three and six months ended July 2, 2023, and the related notes, and with our MD&A for the year ended January 1, 2023 (2022 Annual MD&A).

In the Company’s news release dated August 3, 2023, filed with the SEC on EDGAR and with the Canadian securities regulators on SEDAR+ at www.sedarplus.com, the full-year outlook for 2023 has been updated.
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MANAGEMENT'S DISCUSSION AND ANALYSIS
5.1 Non-GAAP financial measures

We use non-GAAP financial measures and ratios to assess our operating performance and liquidity. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. In this MD&A, we use non-GAAP financial measures and ratios including adjusted net earnings, adjusted diluted EPS, adjusted gross profit, adjusted gross margin, adjusted operating income, adjusted operating margin, and adjusted EBITDA to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information to investors on the Company’s financial performance and financial condition. We also use other non-GAAP financial measures including free cash flow, total debt, net debt, net debt leverage ratio and working capital.

We refer the reader to section 15.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

5.2 Summary of quarterly results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (in $ millions, except share and per share amounts or otherwise indicated)	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021

Net sales	840.4	702.9	720.0	850.0	895.6	774.9	784.3	801.6
Net earnings	155.3	97.6	83.9	153.0	158.2	146.4	173.9	188.3
Net earnings per share:
Basic(1)	0.87	0.54	0.47	0.84	0.85	0.77	0.90	0.95
Diluted(1)	0.87	0.54	0.47	0.84	0.85	0.77	0.89	0.95
Weighted average number of shares outstanding (in ‘000s):
Basic	177,624	179,543	179,680	181,980	185,506	189,344	193,841	197,334
Diluted	177,902	179,843	179,897	182,239	185,869	190,214	194,760	198,059
(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

5.2.1 Seasonality and other factors affecting the variability of results and financial condition

Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal peak periods of demand, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Historically, demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are typically higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year.

QUARTERLY REPORT - Q2 2023 P.10

MANAGEMENT'S DISCUSSION AND ANALYSIS
Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibers are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.

Business acquisitions may affect the comparability of results. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. Subsection 5.4.6 entitled “Restructuring and acquisition-related costs (recovery)” in this MD&A contains a discussion of costs related to the Company’s restructuring actions and business acquisitions. Share repurchases have reduced our number of shares outstanding and increased our net earnings per share (EPS) over the past two years. The Company may repurchase more shares in the future as deemed appropriate, but this remains uncertain. The effect of asset write-downs or reversals, including allowances for expected credit losses, provisions for discontinued inventories, and impairments of long-lived assets can also affect the variability of our results. In the fourth quarter of fiscal 2022, we reported an impairment charge of $62 million relating to our Hosiery cash-generating unit (CGU), compared to a reversal of impairment of $32 million (net of specific asset write-offs) in the fourth quarter of fiscal 2021. Our results of operations over the past two years also include net insurance gains resulting from accrued insurance recoveries for the Company’s claims for losses relating to the two hurricanes in Central America in November 2020 (Q3 2021: $30 million; Q1 2022: $0.3 million; Q4 2022: $25.6 million, Q1 2023: $3.3 million and Q2 2023: $74 million). During the first quarter of 2023, the Company entered into an agreement to sell and leaseback one of its distribution centres located in the U.S. The disposal resulted in a pre-tax gain of $25.0 million ($15.5 million after tax). Refer to subsection 5.4.5 Gain on sale and leaseback and net insurance gains of this MD&A for a more detailed discussion.

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in the “Financial risk management” section of this MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

QUARTERLY REPORT - Q2 2023 P.11

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.3 Selected financial information

(in $ millions, except per share amounts or otherwise indicated)	Three months ended				Six months ended
	Jul 2, 2023	Jul 3, 2022	Variation		Jul 2, 2023	Jul 3, 2022	Variation
			$	%			$	%

Net sales	840.4	895.6	(55.2)	(6.2)%	1,543.3	1,670.5	(127.2)	(7.6)%
Gross profit	216.6	265.0	(48.4)	(18.3)%	404.3	505.4	(101.1)	(20.0)%
Adjusted gross profit(1)	216.8	265.0	(48.2)	(18.2)%	401.2	504.1	(102.9)	(20.4)%
SG&A expenses(5)	78.1	89.4	(11.3)	(12.6)%	159.9	170.4	(10.5)	(6.2)%
Gain on sale and leaseback	—	—	—	n.m.	(25.0)	—	(25.0)	n.m.
Net insurance gains	(74.2)	—	(74.2)	n.m.	(74.2)	—	(74.2)	n.m.
Restructuring and acquisition-related costs (recovery)	30.0	1.6	28.4	n.m.	32.8	(1.2)	34.0	n.m.
Operating income	182.7	174.0	8.7	5.0%	310.7	336.2	(25.5)	(7.6)%
Adjusted operating income(1)	138.7	175.6	(36.9)	(21.0)%	241.2	333.7	(92.5)	(27.7)%
Adjusted EBITDA(1)	170.3	207.9	(37.6)	(18.1)%	300.7	399.4	(98.7)	(24.7)%
Financial expenses	20.7	7.4	13.3	179.7%	37.7	14.4	23.3	161.8%
Income tax expense	6.7	8.4	(1.7)	(20.2)%	20.1	17.2	2.9	16.9%
Net earnings	155.3	158.2	(2.9)	(1.8)%	252.9	304.6	(51.7)	(17.0)%
Adjusted net earnings(1)	112.3	159.8	(47.5)	(29.7)%	193.9	304.1	(110.2)	(36.2)%
Basic EPS	0.87	0.85	0.02	2.4%	1.42	1.63	(0.21)	(12.9)%
Diluted EPS	0.87	0.85	0.02	2.4%	1.41	1.62	(0.21)	(13.0)%
Adjusted diluted EPS(1)	0.63	0.86	(0.23)	(26.7)%	1.08	1.62	(0.54)	(33.3)%
Gross margin(2)	25.8%	29.6%	n/a	(3.8) pp	26.2%	30.3%	n/a	(4.1) pp
Adjusted gross margin(1)	25.8%	29.6%	n/a	(3.8) pp	26.0%	30.2%	n/a	(4.2) pp
SG&A expenses as a percentage of net sales(3)	9.3%	10.0%	n/a	(0.7) pp	10.4%	10.2%	n/a	0.2 pp
Operating margin(4)	21.7%	19.4%	n/a	2.3 pp	20.1%	20.1%	n/a	—
Adjusted operating margin(1)	16.5%	19.6%	n/a	(3.1) pp	15.6%	20.0%	n/a	(4.4) pp

	Jul 2, 2023	Jan 1, 2023	Variation
			$	%
Total assets	3,671.8	3,440.2	231.6	6.7%
Total non-current financial liabilities	995.0	780.0	215.0	27.6%
Net debt(1)	1,170.0	873.6	296.4	33.9%
Quarterly cash dividend declared per common share	0.186	0.169	0.017	10.1%
Net debt leverage ratio(1)	1.8	1.1	n/a	n/a
n.m. = not meaningful
n/a = not applicable
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A as a percentage of sales is defined as SG&A divided by net sales.
(4) Operating margin is defined as operating income divided by net sales.
(5) The Company recasted comparative figures to conform to the current period's presentation by grouping Impairment (reversal of impairment) of trade accounts receivable in SG&A expenses.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.
QUARTERLY REPORT - Q2 2023 P.12

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4 Operating review

5.4.1 Net sales

	Three months ended				Six months ended
(in $ millions, or otherwise indicated)	Jul 2, 2023	Jul 3, 2022	Variation		Jul 2, 2023	Jul 3, 2022	Variation
			$	%			$	%

Activewear	691.7	757.8	(66.1)	(8.7)%	1,279.6	1,425.1	(145.5)	(10.2)%
Hosiery and underwear	148.7	137.8	10.9	7.9%	263.7	245.4	18.3	7.5%
Total net sales	840.4	895.6	(55.2)	(6.2)%	1,543.3	1,670.5	(127.2)	(7.6)%
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Net sales for the first three and six months ended July 2, 2023 were down 6% and 8%, respectively, compared to the same periods last year, reflecting declines in activewear partly offset by growth in the hosiery and underwear category over the prior year sales. Overall activewear sales were down $66 million in the second quarter and $146 million in the first half of 2023 compared to the prior year periods which benefited from distributor inventory replenishment following the pandemic and a tight manufacturing environment in 2021. Year-over-year POS trends for the activewear category showed progressive improvement from the first to the second quarter. While our activewear sales volumes were better than expected in the first half, we have also seen the macro environment impact our activewear product mix unfavorably as we moved through the first half. International markets remained challenging with sales down 2% in the quarter and 10% in the first half versus the prior year with POS trends softening sequentially. We observed notable strength in the hosiery and underwear category driven by volume growth for the second quarter and first half with sales up respectively 8% and 7%. We benefited from an improving demand environment following a period of inventory adjustments at retailers as well as the expansion and the roll-out of mass retail programs for these products as of the second quarter.

5.4.2 Gross profit and adjusted gross profit

	Three months ended			Six months ended
(in $ millions, or otherwise indicated)	Jul 2, 2023	Jul 3, 2022	Variation	Jul 2, 2023	Jul 3, 2022	Variation

Gross profit	216.6	265.0	(48.4)	404.3	505.4	(101.1)
Adjustments for:
Impact of strategic product line initiatives(1)	—	—	—	—	(1.0)	1.0
Net insurance losses (gains)(1)	0.2	—	0.2	(3.1)	(0.3)	(2.8)
Adjusted gross profit(2)	216.8	265.0	(48.2)	401.2	504.1	(102.9)
Gross margin	25.8%	29.6%	(3.8) pp	26.2%	30.3%	(4.1) pp
Adjusted gross margin(2)	25.8%	29.6%	(3.8) pp	26.0%	30.2%	(4.2) pp
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The decrease in gross profit and adjusted gross profit for the three and six months ended July 2, 2023 was driven by the decline in sales and lower gross margins. The decline in gross margin and adjusted gross margin in the second quarter and first six months of 2023 over the same periods last year are mainly a result of the flow-through impact on our cost of sales of peak fiber costs and higher manufacturing input costs in addition to unfavourable mix. These factors were partly offset by slightly higher average net selling prices.

QUARTERLY REPORT - Q2 2023 P.13

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4.3 Selling, general and administrative expenses (SG&A)

	Three months ended			Six months ended
(in $ millions, or otherwise indicated)	Jul 2, 2023	Jul 3, 2022	Variation	Jul 2, 2023	Jul 3, 2022	Variation

SG&A expenses	78.1	89.4	(11.3)	159.9	170.4	(10.5)
SG&A expenses as a percentage of net sales	9.3%	10.0%	(0.7) pp	10.4%	10.2%	0.2 pp
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The decrease in SG&A expenses for the second quarter and first six months of 2023 compared to the same periods last year was mainly due lower variable compensation expenses and recoveries of trade accounts receivable impairments (as noted in subsection 5.4.4. below), and our continued cost containment efforts, which more than offset the impact of cost inflation. The slight increase in SG&A expenses as a percentage of net sales for the first half of 2023, was primarily due to sales deleverage partly offset by the benefit of the lower expenses.

5.4.4 Impairment (Reversal of impairment) of trade accounts receivable
For the three and six months ended July 2, 2023, the reversal of impairment of trade accounts receivable was $1.6 million and $3.8 million, respectively, compared to an impairment of trade accounts receivable of $1.1 million and $1.5 million, respectively, for the three and six months ended July 3, 2022. The reversal of impairment of trade accounts receivable for the three and six months ended July 2, 2023 is mainly related to a decrease in the expected credit loss rates for specific customers, partially offset by the impact of increases in overall trade receivables. For the three and six months ended July 3, 2022, the impairment of trade accounts receivable was mainly related to an increase in trade accounts receivable balances.

5.4.5 Gain on sale and leaseback and net insurance gains
During the first quarter of fiscal 2023, the Company entered into an agreement to sell and leaseback one of its distribution centres located in the U.S. The proceeds of disposition were $51 million. The Company recognized a right-of-use asset of $4 million and a lease obligation of $16 million. In addition, a pre-tax gain on sale of $25 million ($16 million after tax) was recognized in the condensed interim consolidated statements of earnings and comprehensive income in gain on sale and leaseback.

During the second quarter, the Company finalized an agreement with the insurer to close its insurance claims related to the two hurricanes which occurred in Central America in November 2020, and received a final insurance claims payment of $74 million, relating to the business interruption portion of its claims. This payment resulted in the recognition of a corresponding gain in the Company’s consolidated statement of earnings and comprehensive income in the second quarter of 2023.

5.4.6 Restructuring and acquisition-related costs (recovery)

	Three months ended			Six months ended
(in $ millions)	Jul 2, 2023	Jul 3, 2022	Variation	Jul 2, 2023	Jul 3, 2022	Variation

Employee termination and benefit costs	15.3	—	15.3	15.8	0.6	15.2
Exit, relocation and other costs	7.2	0.4	6.8	9.9	0.8	9.1
Net (gain) loss on disposal, write-downs, and accelerated depreciation of property, plant and equipment, right-of-use assets and computer software related to exit activities	7.5	1.1	6.4	7.1	(2.7)	9.8
Acquisition-related transaction costs	—	—	—	—	0.1	(0.1)
Restructuring and acquisition-related costs (recovery)	30.0	1.5	28.5	32.8	(1.2)	34.0
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q2 2023 P.14

MANAGEMENT'S DISCUSSION AND ANALYSIS
Restructuring and acquisition-related costs for the six months ended July 2, 2023 related to the following: $28.5 million primarily for the consolidation and closure of manufacturing facilities in Central America, $2.9 million related to the December 2022 closure of a yarn-spinning plant in the U.S., and the exit cost from terminating a lease on a previously closed yarn facility, and $1.4 million mainly related to the completion of previously initiated restructuring activities. Restructuring and acquisition-related recovery for the six months ended July 3, 2022 mainly related to a gain of $3.4 million on the sale of a former manufacturing facility in Mexico, partly offset by $1.1 million in accelerated depreciation of right-of-use assets and $0.6 million in employee termination and benefit costs related to the closure of a distribution centre in the U.S.

5.4.7 Operating income and adjusted operating income

	Three months ended			Six months ended
(in $ millions, or otherwise indicated)	Jul 2, 2023	Jul 3, 2022	Variation	Jul 2, 2023	Jul 3, 2022	Variation

Operating income	182.7	174.0	8.7	310.7	336.2	(25.5)
Adjustments for:
Restructuring and acquisition-related costs (recovery)(1)	30.0	1.6	28.4	32.8	(1.2)	34.0
Impact of strategic product line initiatives(1)	—	—	—	—	(1.0)	1.0
Net insurance gains(1)	(74.0)	—	(74.0)	(77.3)	(0.3)	(77.0)
Gain on sale and leaseback(1)	—	—	—	(25.0)	—	(25.0)
Adjusted operating income(2)	138.7	175.6	(36.9)	241.2	333.7	(92.5)
Operating margin	21.7%	19.4%	2.3 pp	20.1%	20.1%	—
Adjusted operating margin(2)	16.5%	19.6%	(3.1) pp	15.6%	20.0%	(4.4) pp
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Operating income in the second quarter and first six months of 2023 reflected a net insurance gain related to two hurricanes which impacted the Company’s operations in Central America in 2020, partly offset by higher restructuring charges. The year-over-year decrease in adjusted operating income in the second quarter and first six months of 2023 reflected lower sales and lower adjusted gross margin as noted above, partly offset by lower SG&A expenses.

5.4.8 Financial expenses, net

	Three months ended			Six months ended
(in $ millions)	Jul 2, 2023	Jul 3, 2022	Variation	Jul 2, 2023	Jul 3, 2022	Variation

Interest expense on financial liabilities recorded at amortized cost	14.7	5.0	9.7	26.1	8.7	17.4
Bank and other financial charges	5.0	2.1	2.9	10.3	3.9	6.4
Interest accretion on discounted lease obligations	0.9	0.8	0.1	1.6	1.6	—
Interest accretion on discounted provisions	—	0.1	(0.1)	0.1	0.1	—
Foreign exchange (gain) loss	0.1	(0.6)	0.7	(0.4)	—	(0.4)
Financial expenses, net	20.7	7.4	13.3	37.7	14.3	23.4
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q2 2023 P.15

MANAGEMENT'S DISCUSSION AND ANALYSIS
The increase in interest expense for the three and six months ended July 2, 2023 was mainly due to higher average borrowing levels and higher interest expense as a result of higher effective interest rates on our long-term debt bearing interest at variable rates. The increase in bank and other financial charges was mainly due to higher fees incurred relating to increased volumes and rates for our receivable sale program. Foreign exchange gains and losses in both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

5.4.9 Income taxes
The Company’s average effective income tax rate is calculated as follows:

	Three months ended			Six months ended
(in $ millions, or otherwise indicated)	Jul 2, 2023	Jul 3, 2022	Variation	Jul 2, 2023	Jul 3, 2022	Variation

Earnings before income taxes	162.0	166.6	(4.6)	273.0	321.8	(48.8)
Income tax expense	6.7	8.4	(1.7)	20.1	17.2	2.9
Average effective income tax rate	4.1%	5.0%	(0.9) pp	7.4%	5.3%	2.1 pp
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The increase in the income tax expense for the six months ended July 2, 2023, compared to the same period last year was mainly due to a $9.5 million tax charge related to the gain on the sale and leaseback of a distribution centre located in the U.S., and a $1 million tax charge related to insurance gains, partially offset by the impact of lower overall pre-tax earnings. The aforementioned gains and the related $10.5 million tax charges are reflected as adjustments in arriving at adjusted net earnings as noted in the table in subsection 5.5 of this MD&A. The income tax expense for the six months ended July 3, 2022 included a $2 million tax expense related to the disposal of assets at our former manufacturing facilities in Mexico.

5.5 Net earnings, adjusted net earnings, and earnings per share measures

	Three months ended			Six months ended
(in $ millions, except per share amounts)	Jul 2, 2023	Jul 3, 2022	Variation	Jul 2, 2023	Jul 3, 2022	Variation

Net earnings	155.3	158.2	(2.9)	252.9	304.6	(51.7)
Adjustments for:
Restructuring and acquisition-related costs (recovery)(1)	30.0	1.6	28.4	32.8	(1.2)	34.0
Impact of strategic product line initiatives(1)	—	—	—	—	(1.0)	1.0
Net insurance gains(1)	(74.0)	—	(74.0)	(77.3)	(0.3)	(77.0)
Gain on sale and leaseback(1)	—	—	—	(25.0)	—	(25.0)
Income tax expense relating to the above-noted adjustments	1.0	—	1.0	10.5	2.0	8.5
Adjusted net earnings(2)	112.3	159.8	(47.5)	193.9	304.1	(110.2)

Basic EPS	0.87	0.85	0.02	1.42	1.63	(0.21)
Diluted EPS	0.87	0.85	0.02	1.41	1.62	(0.21)
Adjusted diluted EPS(2)	0.63	0.86	(0.23)	1.08	1.62	(0.54)
(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q2 2023 P.16

MANAGEMENT'S DISCUSSION AND ANALYSIS
GAAP net earnings for the quarter and the first six months of 2023 included the after-tax impact of the net insurance gains and restructuring charges as described above, as well as the after-tax gain on sale and leaseback that impacts the 2023 year-to-date net earnings. The decrease in adjusted net earnings for the second quarter and the first six months of 2023 compared to the same period in the prior year was mainly due to the decrease in adjusted operating income and higher financial expenses. Year-over-year changes in GAAP diluted EPS and adjusted diluted EPS also reflect the benefit of share repurchases net of the related additional finance expense.

6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

(in $ millions)	Jul 2, 2023	Jan 1, 2023	Variation

Cash and cash equivalents	68.6	150.4	(81.8)
Trade accounts receivable	525.2	248.8	276.4
Income taxes receivable	2.1	—	2.1
Inventories	1,226.7	1,225.9	0.8
Prepaid expenses, deposits and other current assets	97.3	101.8	(4.5)
Accounts payable and accrued liabilities	(419.3)	(471.2)	51.9
Income tax payable	—	(6.6)	6.6
Current portion of lease obligations	(14.4)	(13.8)	(0.6)
Current portion of employee benefit obligations	(12.4)	—	(12.4)
Current portion of long-term debt	(150.0)	(150.0)	—
Total working capital(1)	1,323.8	1,085.3	238.5
Current ratio(2)	3.2	2.7	n.m.
n.m. = not meaningful
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) Current ratio is defined as current assets divided by current liabilities.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The increase in trade accounts receivable (which are net of accrued sales discounts) was mainly due to the impact of higher days sales outstanding (DSO) as a result of longer payment terms, including the impact of shipments of fleece sales which carry seasonal extended payment terms in accordance with industry practice, and the timing of sales within the second quarter, as well as a seasonally lower offset for accruals for sales discounts in trade accounts receivable mainly relating to the payout of annual rebate programs subsequent to the end of fiscal 2022.

•Inventories are at the same dollar levels compared to Q4 2022, as decreases in raw materials and work-in-process inventories were offset by higher finished goods inventories, with higher finished goods inventory volumes partially offset by a decrease in average unit costs due to lower fiber costs in inventory.

•The decrease in accounts payable and accrued liabilities is mainly due to the impact of lower raw material costs, lower purchase volumes and lower days purchases in payables.

•The increase in employee benefit obligations relates to the short-term portion of statutory severance and pre-notice obligations related to the consolidation and closure of manufacturing facilities in Central America.

•Working capital was $1,323.8 million as at July 2, 2023, compared to $1,085.3 million as at January 1, 2023. The current ratio at the end of the second quarter of fiscal 2023 was 3.2, compared to 2.7 at the end of fiscal 2022.
QUARTERLY REPORT - Q2 2023 P.17

MANAGEMENT'S DISCUSSION AND ANALYSIS
6.2 Property, plant and equipment, right-of-use assets, intangible assets, and goodwill

(in $ millions)	Property, plant and equipment	Right-of-use assets	Intangible assets	Goodwill

Balance, January 1, 2023	1,115.2	78.0	230.0	271.7
Additions	119.7	4.8	2.6	—
Depreciation and amortization	(49.6)	(6.7)	(6.9)	—
Net carrying amounts of disposals	(21.4)	—	—	—
(Write-downs and impairments) Reversal of impairments	—	(0.4)	—	—
Balance, July 2, 2023	1,163.9	75.7	225.7	271.7
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Additions in property, plant and equipment are mainly due to capital expenditures related to the expansion of textile and sewing manufacturing operations, as well as modernization of the yarn facilities acquired through the December 2021 acquisition of Frontier Yarns. Disposals are mainly due to the sale and leaseback of one of our U.S. distribution facilities.

•The decrease in right-of-use assets mainly reflects the impact of depreciation, partially offset by the distribution facility lease entered into, as part of the sale and leaseback agreement during the six months ended July 2, 2023.

•Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements, and computer software. The decrease in intangible assets mainly reflects the amortization of $7 million.

6.3 Other non-current assets and non-current liabilities

(in $ millions)	Jul 2, 2023	Jan 1, 2023	Variation

Deferred income tax assets	6.1	16.0	(9.9)
Other non-current assets	9.0	2.5	6.5
Long-term debt	(995.0)	(780.0)	(215.0)
Lease obligations	(79.1)	(80.2)	1.1
Other non-current liabilities	(47.8)	(56.2)	8.4
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•See section 8.0 of this MD&A entitled “Liquidity and capital resources” for the discussion on long-term debt.

•The decrease in deferred income tax assets is mainly due to the income tax expense recognized on the sale and leaseback of one of our U.S. distribution facilities.

•Other non-current assets includes a loan receivable from a third-party yarn supplier.

•The slight decrease in lease obligations mainly reflects the impact of payments made during the quarter including a payment to terminate a lease relating to a former yarn facility, partially offset by the impact of manufacturing and distribution facility lease renewals entered into during the six months ended July 2, 2023, and the lease obligation resulting from the sale and leaseback on one of our U.S. distribution facilities.

•Other non-current liabilities include provisions and employee benefit obligations. The decrease mainly reflects the reclassification to current liabilities for statutory severance and pre-notice obligations related to the consolidation and closure of manufacturing facilities in Central America.
QUARTERLY REPORT - Q2 2023 P.18

MANAGEMENT'S DISCUSSION AND ANALYSIS
7.0 CASH FLOWS

7.1 Cash flows from (used in) operating activities

	Three months ended			Six months ended
(in $ millions)	Jul 2, 2023	Jul 3, 2022	Variation	Jul 2, 2023	Jul 3, 2022	Variation

Net earnings	155.3	158.2	(2.9)	252.9	304.6	(51.7)
Adjustments for:
Depreciation and amortization	31.6	32.3	(0.7)	59.5	65.7	(6.2)
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to inventory and net earnings	4.2	36.4	(32.2)	10.0	37.7	(27.7)
(Gain) Loss on disposal of property, plant and equipment, including insurance recoveries	(0.1)	(3.8)	3.7	(25.1)	(6.2)	(18.9)
Deferred income taxes	2.5	—	2.5	9.9	4.0	5.9
Share-based compensation	8.1	8.3	(0.2)	16.1	15.7	0.4
Other	14.6	2.7	11.9	4.0	(2.6)	6.6
Changes in non-cash working capital balances	(34.4)	(24.3)	(10.1)	(325.0)	(260.6)	(64.4)
Cash flows from (used in) operating activities	181.8	209.8	(28.0)	2.3	158.3	(156.0)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows from operating activities were $2 million for the six months ended July 2, 2023, compared to cash flows from operating activities of $158 million in the corresponding period last year. Operating cash flows for the first six months of fiscal 2023 reflected lower net earnings, and a higher increase in non-cash working capital relative to the comparative period. The net earnings and related cash flows for the first six months of 2023 included the impact of a final insurance claims payment of $74 million as explained in subsection 5.4.5 of this MD&A.

•Non-cash working capital increased by $325 million during the six months ended July 2, 2023, compared to an increase of $261 million during the six months ended July 3, 2022, mainly due to a higher increase in trade accounts receivable, a decrease in accounts payable and accrued liabilities compared to increases in the comparative period, partially offset by a minor decrease in inventories compared to increases in the same period last year.

QUARTERLY REPORT - Q2 2023 P.19

MANAGEMENT'S DISCUSSION AND ANALYSIS
7.2 Cash flows from (used in) investing activities

	Three months ended			Six months ended
(in $ millions)	Jul 2, 2023	Jul 3, 2022	Variation	Jul 2, 2023	Jul 3, 2022	Variation

Purchase of property, plant and equipment	(54.1)	(54.4)	0.3	(127.1)	(86.4)	(40.7)
Purchase of intangible assets	(1.9)	(1.2)	(0.7)	(2.8)	(3.1)	0.3
Proceeds from sale and leaseback and other disposals of property, plant and equipment	0.3	5.3	(5.0)	51.3	5.3	46.0
Cash flows from (used in) investing activities	(55.7)	(50.3)	(5.4)	(78.6)	(84.2)	5.6
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows used in investing activities were $79 million for the six months ended July 2, 2023, compared to cash flows used in investing activities of $84 million in the corresponding period last year. The change was mainly due to proceeds from the sale and leaseback of one of our distribution centres located in the U.S., partially offset by higher capital expenditures.

•Capital expenditures6 for the six months ended July 2, 2023 are described in section 6.2 of this MD&A entitled "Property, plant and equipment, right-of-use assets, intangible assets, and goodwill".

7.3 Free cash flow

	Three months ended			Six months ended
(in $ millions)	Jul 2, 2023	Jul 3, 2022	Variation	Jul 2, 2023	Jul 3, 2022	Variation

Cash flows from (used in) operating activities	181.8	209.7	(27.9)	2.4	158.3	(155.9)
Cash flows from (used in) investing activities	(55.8)	(50.3)	(5.5)	(78.6)	(84.3)	5.7
Adjustment for:
Business (dispositions) acquisitions	—	—	—	—	—	—
Free cash flow(1)	126.0	159.4	(33.4)	(76.2)	74.0	(150.2)
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The year-over-year increase in negative free cash flow of $150 million for the six months ended July 2, 2023 was mainly due to the $156 million decrease in operating cash flows, as well as a $40 million increase in capital expenditures compared to the same period last year, partly offset by $51 million of proceeds from the sale and leaseback of a distribution centre located in the U.S.

6 Capital expenditures include purchases of property, plant & equipment and intangible assets.
QUARTERLY REPORT - Q2 2023 P.20

MANAGEMENT'S DISCUSSION AND ANALYSIS
7.4 Cash flows from (used in) financing activities

	Three months ended			Six months ended
(in $ millions)	Jul 2, 2023	Jul 3, 2022	Variation	Jul 2, 2023	Jul 3, 2022	Variation

Increase (decrease) in amounts drawn under revolving long-term bank credit facility	15.0	(30.0)	45.0	215.0	215.0	—
Payment of lease obligations	(4.1)	(4.5)	0.4	(17.1)	(9.1)	(8.0)
Dividends paid	(67.2)	(62.6)	(4.6)	(67.2)	(62.6)	(4.6)
Proceeds from the issuance of shares	1.0	0.4	0.6	6.1	1.7	4.4
Repurchase and cancellation of shares	(75.7)	(109.5)	33.8	(107.7)	(314.2)	206.5
Share repurchases for settlement of non-Treasury RSUs	—	—	—	(19.6)	(5.7)	(13.9)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(0.1)	—	(0.1)	(15.4)	(4.1)	(11.3)
Cash flows from (used in) financing activities	(131.1)	(206.2)	75.1	(5.9)	(179.0)	173.1
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows used in financing activities for the six months ended July 2, 2023 were mainly from funds used for the repurchase and cancellation of common shares under the NCIB programs as discussed in section 8.7 of this MD&A, the payment of dividends, funds used for the settlement of the stock-based awards vesting during the quarter, and payments made during the period on lease obligations, partially offset by funds drawn on our long-term bank credit facilities. Cash flows used in financing activities for the six months ended July 3, 2022 mainly reflected the repurchase and cancellation of common shares under NCIB programs, the payment of dividends, partially offset by cash inflows of $215 million from funds drawn on our long-term bank credit facilities.

8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Capital allocation framework
Historically, our primary uses of funds have been for working capital requirements, capital expenditures, business acquisitions, and the payment of dividends and share repurchases, which we have funded with cash generated from operations and with funds drawn from our long-term debt facilities. We have established a capital allocation framework intended to enhance sales and earnings growth as well as shareholder returns. After funding working capital needs, our first priority of cash use is to fund our organic growth with the required capital investments. Beyond these requirements, our next priorities for capital allocation are to support our dividends and for opportunistic complementary acquisitions with a preference towards opportunities that could enhance our supply chain model. In addition, we have used excess cash to repurchase shares under normal course issuer bid programs.

The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months, which we believe will provide an efficient capital structure and a framework within which we can execute on our capital allocation priorities. We expect that cash flows from operating activities and the unutilized financing capacity under our long-term debt facilities will continue to provide us with sufficient liquidity to fund our organic growth strategy, including anticipated working capital and projected capital expenditures averaging 6% to 8% of annual sales, as well as returning capital to shareholders through dividends and continued share repurchases in line with our leverage framework and value considerations. Refer to note 26 of the audited annual consolidated financial statements for the year ended January 1, 2023 for a discussion on the Company’s liquidity risk.

QUARTERLY REPORT - Q2 2023 P.21

MANAGEMENT'S DISCUSSION AND ANALYSIS
8.2 Long-term debt and net debt
The Company's long-term debt as at July 2, 2023 is described below:

	Effective interest rate(1)	Principal amount		Maturity date
(in $ millions, or otherwise indicated)		Jul 2, 2023	Jan 1, 2023
Non-current portion of long-term debt
Revolving long-term bank credit facility, interest at variable U.S. interest rate(2)(3)	6.2%	545.0	330.0	March 2027
Term loan, interest at variable U.S. interest rate, payable monthly(2)(4)	4.6%	300.0	300.0	June 2026
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(5)	2.9%	100.0	100.0	August 2026
Notes payable, interest at Adjusted LIBOR plus a spread of 1.57%, payable quarterly(5)(6)	2.9%	50.0	50.0	August 2026
		995.0	780.0
Current portion of long-term debt
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(5)	2.7%	100.0	100.0	August 2023
Notes payable, interest at Adjusted LIBOR plus a spread of 1.53%, payable quarterly(5)(6)	2.7%	50.0	50.0	August 2023
		150.0	150.0
Long-term debt (including current portion)		1,145.0	930.0
(1)Represents the annualized effective interest rate for the six months ended July 2, 2023, including the cash impact of interest rate swaps, where applicable.
(2)Secured Overnight Financing Rate (SOFR) advances at adjusted Term SOFR (includes a 0% to 0.25% reference rate adjustment) plus a spread ranging from 1% to 3%.
(3)The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $30.8 million (January 1, 2023 - $43.9 million) has been committed against this facility to cover various letters of credit.
(4)The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and their amendments).
(5)The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the note purchase agreement related thereto.
(6)Adjusted LIBOR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.53%.

On May 26, 2023, the Company amended its $300 million term loan to include an additional $300 million delayed draw term loan ("DDTL") with a one year maturity from the effective date. All other terms of the agreement remained unchanged. A portion of the DDTL is expected to be used to repay the current portion of notes payables due in August 2023. As at the end of the second quarter, the Company has not drawn on the DDTL.

On March 25, 2022, the Company amended and extended its unsecured revolving long-term bank credit facility of $1 billion to March 2027. As part of the amendment, LIBOR references were replaced with Term Secured Overnight Financing Rate (‘‘Term SOFR’’) and the revolving facility includes a sustainability-linked loan ("SLL") structure, whereby its applicable margins are adjusted upon achievement of certain sustainability targets, which commenced in 2022.

On March 25, 2022, the Company amended its $300 million term loan to replace LIBOR references by Term SOFR references.

QUARTERLY REPORT - Q2 2023 P.22

MANAGEMENT'S DISCUSSION AND ANALYSIS
On June 30, 2022, the Company amended its notes purchase agreement to include LIBOR fallback provisions to replace LIBOR with adjusted term SOFR, adjusted daily simple SOFR or any relevant alternate rate selected by the note holders and the Company upon a benchmark transition event or early opt-in election.

The Company was in compliance with all financial covenants at July 2, 2023 and expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts.

(in $ millions)	Jul 2, 2023	Jan 1, 2023

Long-term debt (including current portion)	1,145.0	930.0
Bank indebtedness	—	—
Lease obligations (including current portion)	93.6	94.0
Total debt(1)	1,238.6	1,024.0
Cash and cash equivalents	(68.6)	(150.4)
Net debt(1)	1,170.0	873.6
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio as defined in section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. Gildan’s net debt leverage ratio as at July 2, 2023 was 1.8 times (1.1 times at January 1, 2023). The Company’s net debt leverage ratio is calculated as follows:

(in $ millions, or otherwise indicated)	Jul 2, 2023	Jan 1, 2023

Adjusted EBITDA for the trailing twelve months(1)	665.3	764.2
Adjustment for:
Business (dispositions) acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	665.3	764.2
Net debt(1)	1,170.0	873.6
Net debt leverage ratio(1)(2)	1.8	1.1
(1) This is a non-GAAP financial measure or ratio. See section 15.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) The Company's net debt to EBITDA ratio for purposes of its loan and note agreements was 1.9 at July 2, 2023.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The total net debt to EBITDA ratios (as defined in the credit facility and note agreements and their amendments) vary from the definition of the Company’s non-GAAP ratio and non-GAAP financial measures “net debt leverage ratio” and “adjusted EBITDA” respectively, as presented in this MD&A in certain respects. The definitions in the loan and note agreements are based on accounting for all leases in accordance with previous accounting principles whereby the Company’s leases for premises were accounted for as operating leases, while the Company’s reported net debt leverage ratio reflects lease accounting in accordance with the Company’s current accounting policies. In addition, adjustments permitted to EBITDA in the loan and note agreements vary from the adjustments used by the Company in calculating its adjusted EBITDA non-GAAP financial measure. As a result of these differences, our total net debt to EBITDA ratio for purposes of our loan and note agreements was 1.9 at the end of the second quarter of fiscal 2023 (1.3 at January 1, 2023).

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

QUARTERLY REPORT - Q2 2023 P.23

MANAGEMENT'S DISCUSSION AND ANALYSIS
8.3 Off-balance sheet arrangements and maturity analysis of contractual obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth the maturity of our contractual obligations by period as at July 2, 2023.

(in $ millions)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years

Accounts payable and accrued liabilities	419.3	419.3	419.3	—	—	—
Long-term debt	1,145.0	1,145.0	150.0	300.0	695.0	—
Interest obligations(1)	—	202.2	56.9	116.1	29.2	—
Purchase and other obligations(2)	—	577.0	304.5	175.5	86.0	11.0
Lease obligations	93.6	111.2	19.1	32.9	24.5	34.7
Total contractual obligations	1,657.9	2,454.7	949.8	624.5	834.7	45.7
(1) Interest obligations include expected interest payments on long-term debt as at July 2, 2023 (assuming balances remain outstanding through to maturity). For variable rate debt, the Company has applied the rate applicable at July 2, 2023 to the currently established maturity dates.
(2) Purchase and other obligations includes commitments to purchase raw materials and equipment, as well as minimum royalty obligations and other contractual commitments.

As disclosed in note 24 to our fiscal 2022 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of our subsidiaries do not perform their contractual obligations. As at July 2, 2023, the maximum potential liability under these guarantees was $106 million, of which $19 million was for surety bonds and $87 million was for financial guarantees and standby letters of credit.

8.4 Derivative instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and changes in the price of our common shares under our share-based compensation plans. Derivative financial instruments are not used for speculative purposes. As at July 2, 2023, the Company’s outstanding derivative financial instruments (most of which are designated as effective hedging instruments) consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the Company's term loans and unsecured notes. The Company also has a total return swap outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. For more information about our derivative financial instruments, please refer to notes 9 and 10 to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended July 2, 2023.

8.5 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at July 28, 2023, there were 175,692,760 common shares issued and outstanding along with 2,516,773 stock options and 76,799 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. Treasury RSUs are used exclusively for one-time awards to attract candidates or for retention purposes and their vesting conditions, including any performance objectives, are determined by the Board of Directors at the time of grant.

QUARTERLY REPORT - Q2 2023 P.24

MANAGEMENT'S DISCUSSION AND ANALYSIS
8.6 Declaration of dividend

On August 2, 2023, the Board of Directors declared a cash dividend of $0.186 per share for an expected aggregate payment of $33 million which will be paid on September 18, 2023 on all of the issued and outstanding common shares of the Company, rateably and proportionately, to the holders of record on August 24, 2023. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

As part of the Company's capital allocation framework as described in section 8.1 of this MD&A, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows for working capital requirements, capital expenditures, debt repayment obligations, capital requirements, the macro-economic environment, and present and/or future regulatory and legal restrictions. The Company's dividend payout policy and the declaration of dividends are subject to the discretion of the Board of Directors and, consequently, there can be no assurances that Gildan's dividend policy will be maintained or that dividends will be declared in respect of any quarter or other future periods. The declaration of dividends by the Board of Directors is ultimately dependent on the Company’s operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this MD&A.

8.7 Normal course issuer bid (NCIB)

On February 22, 2022, the Company received approval from the Toronto Stock Exchange (TSX) to amend its then current NCIB, which commenced on August 9, 2021, in order to increase the maximum number of common shares that may be repurchased from 9,926,177, or 5% of the Company’s issued and outstanding common shares as at July 31, 2021, to 19,477,744 common shares, representing 10% of the public float as at such date.

In August 2022, the Company received approval from the TSX to renew its NCIB program commencing on August 9, 2022, to purchase for cancellation a maximum of 9,132,337 common shares, representing 5% of the Company's issued and outstanding common shares, as at July 31, 2022 (the reference date for the NCIB). Under the NCIB, the Company is authorized to make purchases under the normal course issuer bid during the period from August 9, 2022 to August 8, 2023 in accordance with the requirements of the TSX.

The Company received approval from the TSX to renew its NCIB program commencing on August 9, 2023, to purchase for cancellation a maximum of 8,778,638 common shares, representing approximately 5% of the Company's issued and outstanding common shares, as at July 31, 2023 (the reference date for the renewed NCIB). As of July 31, 2023, Gildan had 175,572,760 common shares issued and outstanding. The Company is authorized to make purchases under the renewed NCIB until August 8, 2024 in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (NYSE), or alternative Canadian trading systems, if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities and block purchases of common shares. The average daily trading volume of common shares on the TSX (ADTV) for the six-month period ended July 31, 2023 was 370,447. Consequently, and in accordance with the requirements of the TSX, the Company may purchase, in addition to purchases made on other exchanges including the NYSE, up to a maximum of 92,611 common shares daily through the facilities of the TSX, which represents 25% of the ADTV for the most recently completed six calendar months.

During the six months ended July 2, 2023, the Company repurchased for cancellation a total of 3,553,100 common shares under its NCIB program for a total cost of $110 million, of which $4 million was charged to share capital and the balance was charged to retained earnings.

9.0 LEGAL PROCEEDINGS

9.1 Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

QUARTERLY REPORT - Q2 2023 P.25

MANAGEMENT'S DISCUSSION AND ANALYSIS
10.0 FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. Please refer to note 26 of the audited annual consolidated financial statements for the year ended January 1, 2023 for additional details, and for more information about our derivative financial instruments, please refer to notes 9 and 10 to the unaudited condensed interim consolidated financial statements as at and for the three and six months ended July 2, 2023.

11.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our fiscal 2022 audited consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

11.1 Critical judgments in applying accounting policies

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:
•Determination of cash-generating units (CGUs)
•Income taxes

11.2 Key sources of estimation uncertainty

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the remainder of the fiscal year are as follows:
•Inventory valuation
•Recoverability and impairment of non-financial assets

For a more detailed discussion on these areas requiring the use of management estimates and judgments, please refer to note 3 to our fiscal 2022 audited consolidated financial statements.

12.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

12.1 Accounting policies

The Company’s unaudited condensed interim consolidated financial statements as at and for the three and six months ended July 2, 2023 were prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of the unaudited condensed interim consolidated financial statements as at and for three and the six months ended July 2, 2023 as those disclosed in note 3 of its most recent audited annual consolidated financial statements, except as described below.

In June 2023, the Company adopted the following new or amended accounting standards
IAS 12 Amendment International Tax Reform - Pillar Two Model Rules
In May 2023, the International Accounting Standards Board (IASB) issued the IAS 12 Amendment International Tax Reform - Pillar Two Model Rules on mandatory relief for accounting for deferred taxes from the global minimum taxation. The amendments provide a temporary exception from the requirement to recognise and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules published by the OECD, including tax law that implements qualified domestic minimum top-up taxes described in those rules. The amendments also introduce targeted disclosure requirements in the notes for affected entities to enable users of financial statements to understand the extent to which an entity will be affected by the minimum tax, particularly before the legislation comes into force. The amendments to IAS 12 are effective for annual periods beginning on or
QUARTERLY REPORT - Q2 2023 P.26

MANAGEMENT'S DISCUSSION AND ANALYSIS
after January 1, 2023. The Company is currently evaluating the impact of the amendment on its annual consolidated financial statements.

On January 2, 2023, the Company adopted the following new or amended accounting standards
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:

–Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
–Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.

The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. The Company will update accounting policy information disclosures in the annual consolidated financial statements for the year ended December 31, 2023.

Amendments to IAS 8, Definition of Accounting Estimates
In February 2021, the IASB amended IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The amendment of IAS 8 had no impact on the Company’s consolidated financial statements.

Amendments to IAS 12, Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction
On May 7, 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. The amendments are effective for annual periods beginning on or after January 1, 2023. The amendment of IAS 12 did not have a material impact on the Company’s consolidated financial statements. The changes will be reflected in the Income taxes note disclosure to the annual consolidated financial statements for the year ended December 31, 2023.

12.2 New accounting standards and interpretations not yet applied

Amendments to IAS 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The 2020 amendments and the 2022 amendments (collectively “the Amendments”) are effective for annual periods beginning on or after January 1, 2024. Early adoption is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

QUARTERLY REPORT - Q2 2023 P.27

MANAGEMENT'S DISCUSSION AND ANALYSIS

13.0 INTERNAL CONTROL OVER FINANCIAL REPORTING

Changes in internal controls and procedures
There have been no changes in the Company’s internal control over financial reporting that occurred during the period beginning on April 3, 2023 and ended on July 2, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

14.0 RISK AND UNCERTAINTIES

In note 26 of our 2022 audited annual consolidated financial statements we describe certain risks related to financial instruments and in our 2022 annual MD&A under the section “Risk and uncertainties”, we describe the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows, or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows, or business. The risks described in our 2022 Annual MD&A include:

•Our ability to implement our growth strategies and plans
•Our ability to compete effectively
•Our ability to integrate acquisitions
•We may be negatively impacted by changes in general economic and financial conditions
•We rely on a small number of significant customers
•Our customers do not commit to purchase minimum quantities
•Our ability to anticipate, identify, or react to changes in consumer preferences and trends
•Our ability to manage production and inventory levels effectively in relation to changes in customer demand
•We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products
•We rely on key suppliers
•We may be negatively impacted by climate, political, social, and economic risks, natural disasters, pandemics, and endemics in the countries in which we operate or from which we source production
•Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions
•We rely on certain international trade (including multilateral and bilateral) agreements and preference programs and are subject to evolving international trade regulations
•Factors or circumstances that could increase our effective income tax rate
•Compliance with environmental and health and safety regulations
•Global climate change could have an adverse impact on our business
•Compliance with product safety regulations
•We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations
•We may experience negative publicity as a result of actual, alleged, or perceived violations of labour laws or international labour standards, unethical labour, and other business practices
•We may be negatively impacted by changes in third-party licensing arrangements and licensed brands
•Our ability to protect our intellectual property rights
•We rely significantly on our information systems for our business operations
•We may be negatively impacted by data security breaches or data privacy violations
•We depend on key management and our ability to attract and/or retain key personnel

15.0 DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

We use non-GAAP financial measures, as well as non-GAAP ratios, to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP financial measures are presented on a consistent basis for all periods presented in this MD&A. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar
QUARTERLY REPORT - Q2 2023 P.28

MANAGEMENT'S DISCUSSION AND ANALYSIS
measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP financial measures and related ratios
In this MD&A we use non-GAAP financial measures including adjusted net earnings, adjusted operating income, adjusted gross profit, adjusted EBITDA, as well as non-GAAP ratios including adjusted diluted EPS, adjusted operating margin, and adjusted gross margin. These financial metrics are used to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial performance and financial condition. Excluding these items does not imply they are necessarily non-recurring. We also use other non-GAAP financial measures including free cash flow, total debt, net debt, net debt leverage ratio and working capital.

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's financial results and could potentially distort the analysis of trends in its business performance. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related costs (recovery)
Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs is included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. For the three and six months ended July 2, 2023 restructuring and acquisition-related costs of $30.0 million and $32.8 million (2022 - $1.6 million and $1.2 million (recovery)), respectively, were recognized. Subsection 5.4.6 entitled “Restructuring and acquisition-related costs (recovery)” in this MD&A contains a detailed discussion of these costs and recoveries.

Impact of strategic product line initiatives
In the fourth quarter of fiscal 2019, the Company launched a strategic initiative to significantly reduce its imprintables product line SKU count. In the fourth quarter of fiscal 2020 the Company expanded this strategic initiative to include a significant reduction in its retail product line SKU count. The objectives of this strategic initiative included exiting all ship to-the-piece activities, discontinuing overlapping and less productive styles and SKUs between brands, simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this initiative included inventory write-downs to reduce the carrying value of discontinued SKUs to liquidation values, sales return allowances for product returns related to discontinued SKUs, and the write-down of production equipment relating to discontinued SKUs. The impact of strategic product line initiatives is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

The gains related to this initiative were as follows:
•For the three and six months ended July 2, 2023, recoveries were nil.
•For the three and six months ended July 3, 2022, nil and $1 million of recoveries were included in cost of sales.

Net insurance gains
For the three and six months ended July 2, 2023, net insurance gains were $74.0 million and $77.3 million (2022 - nil and $0.3 million), respectively, related to the two hurricanes which impacted the Company’s operations in Central America in November 2020. Net insurance gains relate to the recognition of insurance recoveries for business interruption losses and insurance recoveries for damaged equipment. Insurance gains relating to recoveries for business interruption losses for the three and six months ended July 2, 2023 were $74.2 million (2022 - nil) are recorded in insurance gains, and included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. Net insurance gains and losses relating to recoveries for damaged equipment for the three and six months ended July 2, 2023, were $0.2 million (loss) and $3.1 million (gain), respectively (2022 - nil and $0.3 million (gain)), are recorded in cost of sales and included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
Gain on sale and leaseback
During the first quarter of 2023, the Company recognized a gain of $25.0 million ($15.5 million after reflecting $9.5 million of income tax expense) on the sale and leaseback of one of our distribution centres located in the U.S. The impact of this gain is included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, impairment of goodwill and intangible assets (and reversal of impairments on intangible assets), the impact of the Company's strategic product line initiatives, net insurance gains, gain on sale and leaseback, and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its net earnings performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Six months ended
(in $ millions, except per share amounts)	Jul 2, 2023	Jul 3, 2022	Jul 2, 2023	Jul 3, 2022

Net earnings	155.3	158.2	252.9	304.6
Adjustments for:
Restructuring and acquisition-related costs (recovery)	30.0	1.6	32.8	(1.2)
Impact of strategic product line initiatives	—	—	—	(1.0)
Net insurance gains	(74.0)	—	(77.3)	(0.3)
Gain on sale and leaseback	—	—	(25.0)	—
Income tax expense relating to the above-noted adjustments	1.0	—	10.5	2.0
Adjusted net earnings	112.3	159.8	193.9	304.1

Basic EPS	0.87	0.85	1.42	1.63
Diluted EPS	0.87	0.85	1.41	1.62
Adjusted diluted EPS(1)	0.63	0.86	1.08	1.62
(1) This is a non-GAAP ratio. It is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of the Company's strategic product line initiatives, and net insurance gains. The Company uses adjusted gross profit and adjusted gross margin to measure its performance at the gross margin level from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring. The Company believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers, that could otherwise be masked by the impact of our strategic product line initiatives and net insurance gains that can vary from period to period. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Six months ended
(in $ millions, or otherwise indicated)	Jul 2, 2023	Jul 3, 2022	Jul 2, 2023	Jul 3, 2022

Gross profit	216.6	265.0	404.3	505.4
Adjustments for:
Impact of strategic product line initiatives	—	—	—	(1.0)
Net insurance losses (gains)	0.2	—	(3.1)	(0.3)
Adjusted gross profit	216.8	265.0	401.2	504.1
Gross margin	25.8%	29.6%	26.2%	30.3%
Adjusted gross margin(1)	25.8%	29.6%	26.0%	30.2%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments. The sales return allowance was nil for both periods.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes impairment of goodwill and intangible assets (and reversal of impairments on intangible assets), the impact of the Company's strategic product line initiatives, net insurance gains, and gain on sale and leaseback. Adjusted operating margin is calculated as adjusted operating income divided by net sales, excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of the items noted above that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

QUARTERLY REPORT - Q2 2023 P.31

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended		Six months ended
(in $ millions, or otherwise indicated)	Jul 2, 2023	Jul 3, 2022	Jul 2, 2023	Jul 3, 2022

Operating income	182.7	174.0	310.7	336.2
Adjustments for:
Restructuring and acquisition-related costs (recovery)	30.0	1.6	32.8	(1.2)
Impact of strategic product line initiatives	—	—	—	(1.0)
Net insurance gains	(74.0)	—	(77.3)	(0.3)
Gain on sale and leaseback	—	—	(25.0)	—
Adjusted operating income	138.7	175.6	241.2	333.7
Operating margin	21.7%	19.4%	20.1%	20.1%
Adjusted operating margin(1)	16.5%	19.6%	15.6%	20.0%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments. The sales return allowance was nil for both periods.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets (and reversal of impairments on intangible assets), net insurance gains, the gain on sale and leaseback, and the impact of the Company's strategic product line initiative. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Six months ended
(in $ millions)	Jul 2, 2023	Jul 3, 2022	Jul 2, 2023	Jul 3, 2022

Net earnings	155.3	158.2	252.9	304.6
Restructuring and acquisition-related costs (recovery)	30.0	1.6	32.8	(1.2)
Impact of strategic product line initiatives	—	—	—	(1.0)
Net insurance gains	(74.0)	—	(77.3)	(0.3)
Gain on sale and leaseback	—	—	(25.0)	—
Depreciation and amortization	31.6	32.3	59.5	65.7
Financial expenses, net	20.7	7.4	37.7	14.4
Income tax expense	6.7	8.4	20.1	17.2
Adjusted EBITDA	170.3	207.9	300.7	399.4
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

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MANAGEMENT'S DISCUSSION AND ANALYSIS
Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding cash flows relating to business acquisitions/dispositions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Six months ended
(in $ millions)	Jul 2, 2023	Jul 3, 2022	Jul 2, 2023	Jul 3, 2022

Cash flows from (used in) operating activities	181.8	209.7	2.4	158.3
Cash flows from (used in) investing activities	(55.8)	(50.3)	(78.6)	(84.3)
Adjustment for:
Business acquisitions	—	—	—	—
Free cash flow	126.0	159.4	(76.2)	74.0
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company, and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Jul 2, 2023	Jan 1, 2023

Long-term debt (including current portion)	1,145.0	930.0
Bank indebtedness	—	—
Lease obligations (including current portion)	93.6	94.0
Total debt	1,238.6	1,024.0
Cash and cash equivalents	(68.6)	(150.4)
Net debt	1,170.0	873.6
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q2 2023 P.33

MANAGEMENT'S DISCUSSION AND ANALYSIS
Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including our ability to pay off our incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements due primarily to adjustments in the latter related to lease accounting, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Jul 2, 2023	Jan 1, 2023

Adjusted EBITDA for the trailing twelve months	665.3	764.2
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	665.3	764.2
Net debt	1,170.0	873.6
Net debt leverage ratio(1)	1.8	1.1
(1) The Company's total net debt to EBITDA ratio for purposes of its loan and note agreements was 1.9 at July 2, 2023. Refer to section 8.2 of this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Working capital
Working capital is a non-GAAP financial measure and is defined as current assets less current liabilities. Management believes that working capital, in addition to other conventional financial measures prepared in accordance with IFRS, provides information that is helpful to understand the financial condition of the Company. The objective of using working capital is to present readers with a view of the Company from management’s perspective by interpreting the material trends and activities that affect the short-term liquidity and financial position of the Company, including its ability to discharge its short-term liabilities as they come due. This measure is not necessarily comparable to similarly titled measures used by other public companies.

(in $ millions)	Jul 2, 2023	Jan 1, 2023

Cash and cash equivalents	68.6	150.4
Trade accounts receivable	525.2	248.8
Income taxes receivable	2.1	—
Inventories	1,226.7	1,225.9
Prepaid expenses, deposits and other current assets	97.3	101.8
Accounts payable and accrued liabilities	(419.3)	(471.2)
Income taxes payable	—	(6.6)
Current portion of lease obligations	(14.4)	(13.8)
Current portion of employee benefit obligations	(12.4)	—
Current portion of long-term debt	(150.0)	(150.0)
Working capital	1,323.8	1,085.3
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.
QUARTERLY REPORT - Q2 2023 P.34